Exhibit 99.1

Itau Unibanco Holding S.A.
2020
Reference
Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	03/07/2022

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5	08/02/2021
V6	Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3	08/25/2021
V7	Updated items: 10.3 and 15.7	10/08/2021
V8	Updated items: 11.1 and 11.2	11/03/2021
V9	Updated items: 7.2, 10.3, 15.4 and 15.7	11/11/2021
V10	Updated items: 7.2 and 15.4	11/25/2021
V11	Updated items: 7.2, 12.5/6, 12.7/8 and 15.4	12/06/2021
V12	Updated items: 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	01/24/2022
V13	Updated items: 11.1, 11.2, 12.5/6 and 12.12	02/10/2022
V14	Updated items: 12.5/6 and 15.8	03/07/2022

Name Date of birth Management body Date of election Term of office Number of consecutive terms of office
Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at
stockholder meetings
Other positions held and roles performed at the issuer Description of other positions/roles
Andre Balestrin Cestare 06/08/1978 Board of Officers member only 04/29/2021 Annual 5
213.634.648-25 Engineer 19—Other officers 06/16/2021 No 0.00%
Not applicable. Officer
Renato Barbosa do Nascimento 10/28/1971 Board of Officers member only 04/29/2021 Annual 5
161.373.518-90 Accountant 19—Other officers 06/16/2021 No 0.00%
Not applicable. Officer
Andre Sapoznik 02/24/1972 Board of Officers member only 19—‘ 04/29/2021 Annual 6
165.085.128-62 Engineer Other officers 06/16/2021 No 0.00%
Not applicable. Officer (member of the Executive
Committee)
Alvaro Felipe Rizzi Rodrigues 03/28/1977 Board of Officers member only 04/29/2021 Annual 8
166.644.028-07 Lawyer 19—Other officers No 0.00%
Not applicable. Officer 06/16/2021
Teresa Cristina Athayde Marcondes 08/28/1982 Board of Officers member only 04/29/2021 Annual 2
Fontes Lawyer 19—Other officers 06/16/2021 No 0.00%
307.447.828-48
Not applicable. Officer
Daniel Sposito Pastore 10/07/1979 Board of Officers member only 04/29/2021 Annual 2
283.484.258-29 Lawyer 19—Other officers 06/16/2021 No 0.00%
Not applicable. Officer
Sergio Guillinet Fajerman 03/26/1972 Board of Officers member only 04/29/2021 ‘ Annual 2
018.518.957-10 Economist 19_ other officers 06/16/2021 No Q.00%
Not Applicable Officer (member of the Executive
Committee)
Jose Geraldo Franco Ortiz 11/23/1980 Board of Officers member only Annual 2
Junior290.270.568-97 Lawyer 19—Other officers 04/29/2021 kl nnnn/
No 0.00%
w Officer 06/16/2021

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Alexsandro Broedel 031.212.717-09 Member of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	9 0.00%
Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	05/10/1974 bank clerk	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	11 0.00%
Alexandre Grossmann Zancani 288.246.148-84 Not applicable.	10/14/1977 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
André Luís Teixeira Rodrigues 799.914.406-15 Not applicable.	08/11/1973 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Ricardo Ribeiro Mandacaru Guerra 176.040.328-85 Not applicable.	08/28/1970 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Matias Granata 228.724.568-56 Not applicable.	06/17/1974 Economist	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	5 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee	12/05/1958 Business Administrator	Board of Officers member only 29- Other board officers Member of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	1 0.00%
José Virgilio Vita Neto 223.403.628-30 Member of the Disclosure and.Trading Committee	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	8 0.00%
Renato da Silva Carvalho 033.810.967-61 Not applicable.	11/02/1974 Engineer	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	7 0.00%
Pedro Paulo Giubbina Lorenzini 103.594.548-79 Not applicable.	04/02/1968 Business Administrator	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	4 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable.	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	8 0.00%

12.5/6—Composition and professional experience of the board of directors and fiscal council
            $QQXDO_ 2 &DUORV_)HUQDQGR_5RVVL_&RQVWDQWLQL_ %RDUG_RI_2IILFHUV_PHPEHU_RQO\            (QJLQHHU_ 1R             2WKHU_RIILFHUV _6_16            2IILFHU            PHPEHU_ RI_ WKH_ ([HFXWLYH
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Flavio Augusto Aguiar de Souza
747.438.136-20
Not Applicable 03/27/1970
Business
Administrator Board of Officers member only
19- Other officers
Officer (member of the Executive
Committee) 04/29/2021
06/16/2021 Annual
No 2
0.00%
Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/29/2021 Annual 4
252.026.488-80 Business 19- Other officers No 0.00%
Not applicable. Administrator Director President 06/16/2021
Frederico Trajano Inacio Rodrigues 03/25/1976 Board of Directors member only 04/27/2021 Annual 2
253.929.608-47 Rusinoss 29- Other board officers Member of Yes 84.62%
Not Applicable Administrator the Board of Directors (independent director) 06/15/2021
Ana Lucia de Mattos Barretto Villela 10/25/1973 Board of Directors member only Annual 4
066.530.828-06 Pedagogic 29- Other board officers 04/27/2021 Yes 100.00%
Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Professional Member ofthe Board of Directors (non-executive director) 06/15/2021
Member of the Social Responsibility Committee
Fabio Colletti Barbosa 10/03/1954 Board of Directors member only Annual 7
771.733.258-20 Business 29- Other board officers 04/27/2021 Yes 100.00%
Member of the Personnel Committee Administrator Member ofthe Board of Directors 06/15/2021
Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman ofthe Related Parties Committee
Member ofthe Social Responsibility (independent director)
Committee

12.5/6—Composition and professional experience of the board of directors and fiscal council
Name Date of birth Management body Date of election Term of office Number of consecutive terms of office
Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings
Other positions held and roles performed at the issuer Description of other positions/roles
Committee
Pedro Moreira Salles 10/20/1959 Board of Directors member only Annual 14
551.222.567-72 Banker 29—Other board members 04/27/2021 Yes 100.00%
Chairman ofthe Strategy Committee Co-chairman ofthe Board of Directors 06/15/2021
Chairman ofthe Nomination and
Corporate Governance Committee
Chairman ofthe Personnel
Committee
Member ofthe Social Responsibility (non-executive director)
Committee

Name Date of birth Management body Date of election Term of office Number of consecutive terms of office
Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at
stockholder meetings
Other positions held and roles performed at the issuer Description of other positions/roles
Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/27/2021 Annual 14
252.398.288-90 Engineer 21—Vice President of the Board 06/15/2021 Yes 100.00%
Member of the Strategy Committee of Directors
Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/97/9091 Annual 14
014.414.218-07 Business 29—Other board members Yes 100.00%
Member of the Personnel Committee Administrator Member of the Board of Directors (non- 06/15/2021
Member of the Nomination and executive director)
Corporate Governance Committee
Member of the Disclosure and
Trading Committee
Chairman of the Social
Responsibility Committee
10/13/1954 Board of Directors member only Annual 14
Roberto Egydio Setubal Engineer 29—Other board members 04/27/2021 Yes 92.31%
007.738.228-52 Member of the Capital Co-chairman of the Board of Directors 06/15/2021 and Risk Management Committee (non-executive director)
Member of the Strategy Committee
Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
João Moreira Salles 295.520.008-58	04/11/1981	Board of Directors member only	04/27/2021	Annual	5
	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Strategy Committee Member of the Compensation Committee		Member of the Board of Directors (non-executive director)			
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/27/2021	Annual	5
700.536.698-00	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (Independent member)			
Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/27/2021	Annual	2
709.926.659-49	Accountant	47 - Fiscal Council (Alternate) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.					
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/27/2021	Annual	5
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	06/15/2021	Yes	0.00%
Not applicable.					
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/27/2021	Annual	6
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder	06/15/2021	Yes	100.00%
Not applicable.					
Artemio Bertholini	04/01/1947	Fiscal Council	04/27/2021	Annual	1
095.365.318-87	Economist	44 - Fiscal Council (Effective) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.

Name Date of birth Management body Date of election Term of office Number of consecutive terms of office
Taxpayer ID (CPF) Profession Elective office held Date of investiture Nominated by the controlling stockholder Percentage of attendance at meetings
Other positions held and roles performed 1 at the issuer Description of other positions/roles
Joao Costa
476.511.728-68
Not applicable.
08/10/1950
Economist
Fiscal Council
46—Fiscal Council (Alternate) Nominated by the controlling stockholder
Annual
Yes
13
0.00%
Professional experience I Statement of any conviction /Independence criteria
Teresa Cristina Athayde Marcondes Fontes—307.447.828-48
Teresa Cristina Athayde Marcondes Fontes, a Member of the Partners Program, joined the Itau Unibanco Group in 2003. She worked until 2017 at the legal advisory to institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies. She was elected Officer in 2019 and has been responsible for the Civil Litigation Office.
She holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Pantheon Sorbonne, Paris, France; an MBA from the Fundapao Dom Cabral, Sao Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundapao Dom Cabral, Sao Paulo, Brazil.
AlexandreGrossmannZancani—288.246.148-84
Alexandre Grossmann Zancani, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itau Unibanco Group since 2021, having held the position of Executive Officer at the Itau Unibanco Group (2019 to 2021).
He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer—Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander—Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander—Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A.
He holds a Bachelor’s degree in Computer Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds a Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom.
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity area. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes.
He has been a Member of the Audit Committees of Itaú Unibanco's controlled companies and affiliates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos and Tecban - Tecnologia Bancária.
Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes.
He holds a Bachelor's degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He is CISA certified by the Information Systems Audit and Control Association (ISACA).

André Luís Teixeira Rodrigues - 799.914.406-15

André Luís Teixeira Rodrigues, has been a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments.
He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019.
He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Tatiana Grecco - 167.629.258-63

Tatiana Grecco, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017.
She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.
In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.
She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.
Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.
She holds a Bachelor's degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA).

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017) and Vice President (2004 a 2015).
Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Daniel Sposito Pastore - 283.484.258-29

Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the International, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002).
Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He has been a Member of the legal labor committee (since 2017) and a Member of the union negotiation committee (since 2020) at the Federação Brasileira de Bancos (FEBRABAN).
He holds a Bachelor's degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.

Jose Virgilio Vita Neto—223.403.628-30
Jose Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itau Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions.
He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP), Sao Paulo, Brazil; Master’s degree in Civil Law—Contracts from the Universidad de Salamanca—Spain; Ph.D. in Civil Law—Contracts from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.
RenatodaSilvaCarvalho—033.810.967-61
Renato da Silva Carvalho, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itau Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017).
He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil).
He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontiffcia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundagao Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).
Luciana Nicola Scheneider—270.049.978-63
Luciana Nicola Schneider, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2022. She has held several positions at the Itau Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004).
Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associagao Junior Achievement of the Sao Paulo State.
She holds a Bachelor’s degree in Law from the Universidade Sao Judas Tadeu, Sao Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontiffcia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and in Leadership and Public Management from the Centro de Lideranga Publica—CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, USA.

Paulo Sergio Miron - 076.444.278-30

Paulo Sergio Miron, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015.
He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP.
With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments.
Mr. Miron also coordinated the PwC Brazil's department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues.
He holds a Bachelor's degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Pedro Paulo Giubbina Lorenzini - 103.594.548-79

Pedro Paulo Giubbina Lorenzini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank`s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer (2021).
He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period).
Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil.
He was Chairman of the Treasury Committee (2010 to 2013) and Citibank's representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021),and Chairman of the Treasury Committee (2010 to 2012),and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021).
He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Adriano Cabral Volpini - 162.572.558-21

Adriano Cabral Volpini, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.
He holds a Bachelor's degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Leila Cristiane Barboza Braga de Melo, has been a Partner of Itaú Unibanco since 2008 and an Officer of the Executive Committee since 2021. She is currently responsible for the entire Legal, External Ombudsman's Office, Government Relations, Corporate Communication and Sustainability departments. She joined the Itaú Unibanco Group in 1997, working at Unibanco's Legal Advisory Department, where she carried out legal services at all business and institutional departments. Ms. Melo was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021).
She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York.
She holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, and on Fundamentals of Business Law from the New York University, New York, U. S., and attended the Fellows Program from the IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S., from the Harvard Business School, Cambridge, Massachusetts, U.S. and from the INSEAD, Fontainebleau, France.

Milton Maluhy Filho - 252.026.488-80

Milton Maluhy Filho, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007.
He holds a Bachelor's degree in Business Administration.

Carlos Fernando Rossi Constantini - 166.945.868-76

Carlos Fernando Rossi Constantini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client's investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza - 747.438.136-20

Flávio Augusto Aguiar de Souza, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division.
He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.
Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018).
He holds a Bachelor's degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil.

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).
Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.
He holds a Bachelor's degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master's degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crimes, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.
He held several positions within PricewaterhouseCoopers Auditores Independentes (PwC) (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico (2014 to 2017). His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2014). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries.
Also at PwC (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Between 2006 and 2008, Mr. Nascimento took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others.
He holds a Bachelor's degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master's degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution:Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent - Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).
He joined the Itaú Unibanco Group in 1993 as a System Analyst.
He holds a Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

AndreSapoznik—165.085.128-62
Andre Sapoznik, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itau Unibanco Group since 2016, having held the position of Vice President (2016 to 2021). He joined the Itau Unibanco Group in 1998 and was elected Officer in 2004.
He holds a Bachelor’s degree in Production Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and MBA from Stanford Graduate School of Business, California, U.S.
AlvaroFelipe RizziRodrigues—166.644.028-07
Alvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters) . He joined the Itau Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.
He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.
Sergio GuillinetFajerman—018.518.957-10
Sergio Guillinet Fajerman, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itau Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itau Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itau Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN.
He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Ana Lucia de Mattos Barretto Villela—066.530.828-06
Ana Lucia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2018.
She has held several positions at the Itau Unibanco Group, including Member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR—Itau Unibanco Participates S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itausa S.A. since 2017; a Member of the Personnel Committee at Itau since 2018; a Member of the Nomination and Corporate Governance at Itau since 2018; a Member of the Social Responsibility Committee at Itau since 2019; a Member of the Sustainability and Risks Committee at Itausa since 2021; Vice President of the Board of Trustees at the Funda^ao Itau para Educa^ao e Cultura since 2020; a Member of the Guiding Board at the Itau Social since 2017; a Member of the Advisory Board at the Itau Cultural since 1995; a Member of the Executive Board at the Itau Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.
She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges.
She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organiza^ao Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020).
She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontiffcia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil and took graduate studies in Business Administration from the Funda^ao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Funda^ao Getulio Vargas (FGV), Sao Paulo, Brazil (incomplete).
Ricardo Villela Marino—252.398.288-90
Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itau Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itau Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itausa S.A. since 2011;
Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politecnica da Universidade de Sao Paulo (USP), Sao Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.
FabioCollettiBarbosa—771.733.258-20
Fabio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2015.
He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Minera^ao (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021.
He was CEO (2011 to 2014) at Abril Comunica^oes S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A.
Mr. Barbosa also served as Chairman of the Board of Directors of Funda^ao OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gavea Investimentos since 2015.
He holds a Bachelor’s degree in Business Administration from the Funda^ao Getulio Vargas (FGV), Sao Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.

Matias Granata—228.724.568-56
Matias Granata, a Partner, has been an Officer of the Executive Committee at the Itau Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itau Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks. He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom.
Pedro Luiz Bodin de Moraes—548.346.867-87
Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2003.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Economico e Social (BNDES) (1990 to 1991).
He holds a Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Catolica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.
PedroMoreiraSalles—551.222.567-72
Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itau Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itau Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federa^ao Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Minera^ao (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Funda^ao Osesp.
He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM—Owner/President Management Program at the Harvard University, both in the United States.
Jose Geraldo Franco Ortiz Junior—290.270.568-97
Jose Geraldo Franco Ortiz Junior, a Member of the Partners Program, has been an Officer at the Itau Unibanco Group since 2021. He joined the Itau Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as Non-US Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003).
He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de Sao Paulo (USP), Sao Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 a 2009).
Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).
He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Joao Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2017.
He has held several positions at the Itau Unibanco Group, including Officer at IUPAR—Itau Unibanco Participates S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administra^ao de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestao de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnafoa Gas Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.
He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), Sao Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil.
Marco Ambrogio Crespi Bonomi—700.536.698-00
Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2017. He has held several positions at the Itau Unibanco Group, including Senior Vice President (“Diretor Geral”) (2015 to 2017).
He was Vice President (2004 to 2011) of the Associacao Nacional das Instituicoes de Credito, Financiamento e Investimento (ACREFI).
He holds a Bachelor’s degree in Economics from the Fundacao Armando Alvares Penteado (FAAP), Sao Paulo, Brazil and attended a Financial Executive Advanced course at the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.
Reinaldo Guerreiro—503.946.658-72
Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2017.
He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Basico do Estado de Sao Paulo (SABESP), and a Member of the Fiscal Council of the FEA—USP Endowment Fund since 2016.
Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobras Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobras Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petroleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundacao Instituto de Pesquisas Contabeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administracao e Contabilidade da Universidade de Sao Paulo (FEA-USP).
He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre—docencia”) in Controllership and Accounting from the Faculdade de Economia, Administracao e Contabilidade da Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil.
Alkimar Ribeiro Moura—031.077.288-53
Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itau Unibanco Group since 2016. He has held several positions at the Itau Unibanco Group, including Member of the Audit Committee (2010 to 2015).
Mr. Moura is a retired Economics Professor of the Escola de Administracao de Empresas de Sao Paulo of the Fundacao Getulio Vargas (FGV), Sao Paulo, Brazil.
He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados.
Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A.—Brasil, Bolsa, Balcao): Market Supervision (2007 to 2010).
He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A.
Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988).
He was an Officer at Banco Pirelli-Fintec (1988 to 1993).
He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, a Master’s degree from the University of California, Berkeley, and a Ph.D in Applied Economics from the Stanford University, California, U.S.

Maria Helena dos Santos Fernandes de Santana—036.221.618-50
Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020.
She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A.
She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Espanoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribui^ao S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).
She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.
She worked at the Bolsa de Valores de Sao Paulo (currently B3 S.A.—Brasil, Bolsa, Balcao) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments.
Ms. Santana was Vice President of the Instituto Brasileiro de Governan^a Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000).
She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administra^ao, Contabilidade e Atuaria of the Universidade de Sao Paulo (FEA-USP) Sao Paulo, Brazil.
Artemio Bertholini—095.365.318-87
Artemio Bertholini has been a Member of the Fiscal Council at the Itau Unibanco Group since 2021. He has held several positions at the Itau Unibanco Group, including Member of the Fiscal Council at Itausa S.A. (2006 to 2008) and at Itau Unibanco (2009 to 2011).
He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Parana (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participates em Infraestrutura S.A. (INVEPAR) since 2021.
He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities.
Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobras Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobras Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Industrias Romi S.A. (2009) and Tekno S.A. Ind. e Comercio (2018 to 2020).
He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969).
He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontificia Universidade Catolica de Sao Paulo (PUC-SP), Sao Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Florida, U.S.

Frederico Trajano Inacio Rodrigues—253.929.608-47
Frederico Trajano Inacio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itau Unibanco Group since 2020.
He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).
He holds a Bachelor’s degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S.
JoaoCosta—476.511.728-68
Joao Costa has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2009. He has held several positions at the Itau Unibanco Group, including Managing Director (1997 to 2008).
He has been an Alternate Member of the Fiscal Council of Itausa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021.
He was an Effective Member of the Fiscal Councils of the Federagao Brasileira de Bancos (FEBRABAN), Federagao Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciencia Bancaria (IBCB), and of the Sindicato dos Bancos do Estado de Sao Paulo (1997 to 2008).
He holds a Bachelor’s degree in Economics from the Faculdade de Economia Sao Luiz, Sao Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administragao, Contabilidade e Atuaria of the Universidade de Sao Paulo (FEA-USP), Sao Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S.
JoseCaruso CruzHenriques—372.202.688-15
Jose Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itau Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itau Unibanco Group, including Officer (1988 to 2003).
He has been Executive President of Corhen Servigos Ltda. since 2003.
He holds a Bachelor’s degree in Law from the Universidade de Sao Paulo (USP) Sao Paulo, Brazil and a postgraduate degree in Business Administration from the Fundagao Getulio Vargas (FGV), Sao Paulo, Brazil.
Rene Guimaraes Andrich—709.926.659-49
Rene Guimaraes Andrich has been an Alternate Member of the Fiscal Council at the Itau Unibanco Group since 2020.
He is the Chairman of the Audit Committee at Companhia Paranaense de Gas (COMPAGAS); Chairman of the Audit Committee at Hospital de Clmicas de Porto Alegre (HCPA), a Member of the Audit Committee of the Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU) and an Independent Member of the Disciplinary Measures Committee of Petrobras Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls courses.
He was Head of Internal Audit—Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Parana Auditores, and Audit Supervisor at Spaipa S.A. Industria Brasileira de Bebidas.
He holds certifications from CCA+—Director with Experience (IBGC); CCF—Fiscal Advisor (IBGC) and CCoAud—Member of the Audit Committee with Experience (IBGC); CIA—Certified Internal Auditor (The IIA); CRMA—Certified Risk Management Assurance (The IIA); CCSA—Certificate in Control Self-Assessment (The IIA); QA—Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP).
He holds a Master’s degree in Management from the Pontificia Universidade Catolica do Parana (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundagao Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil.

Type of Conviction Description ofthe conviction
Renato Barbosado Nascimento—161.373.518-90
N/A
AndreSapoznik—165.085.128-62
N/A
Alvaro Felipe Rizzi Rodrigues—166.644.028-07
N/A
AlexsandroBroedel—031.212.717-09
N/A
Renato Lulia Jacob—118.058.578-00
N/A
EmersonMacedoBortoloto—186.130.758-60
N/A
TatianaGrecco—167.629.258-63
N/A
Candido BotelhoBracher—039.690.188-38
N/A
Jose Virgilio Vita Neto—223.403.628-30
N/A
RenatodaSilvaCarvalho—033.810.967-61
N/A
Paulo Sergio Miron—076.444.278-30
N/A
PedroPauloGiubbinaLorenzini—103.594.548-79
N/A
AdrianoCabralVolpini—162.572.558-21
N/A
LeilaCristianeBarbozaBragadeMelo—153.451.838-05
N/A
Milton Maluhy Filho—252.026.488-80
N/A
Luciana Nicola Scheneider—270.049.978-63
N/A

AndreBalestrinCestare—213.634.648-25
N/A
Frederico Trajano Inacio Rodrigues—253.929.608-47
N/A
Ana Lucia de Mattos Barretto Villela—066.530.828-06
N/A
Fabio Colletti Barbosa—771.733.258-20
N/A
Maria Helena dos Santos Fernandes de Santana—036.221.618-50
N/A
Pedro Luiz Bodin de Moraes—548.346.867-87
N/A
PedroMoreiraSalles—551.222.567-72
N/A
Ricardo Villela Marino—252.398.288-90
N/A
AlfredoEgydioSetubal—014.414.218-07
N/A
Roberto Egydio Setubal—007.738.228-52
N/A
Joao Moreira Salles—295.520.008-58
N/A
Marco Ambrogio Crespi Bonomi—700.536.698-00
N/A
Rene Guimaraes Andrich—709.926.659-49
N/A
Reinaldo Guerreiro—503.946.658-72
N/A
AlkimarRibeiroMoura—031.077.288-53
N/A
Artemio Bertholini—095.365.318-87
N/A
Joao Costa—476.511.728-68
N/A

JoseCarusoCruzHenriques—372.202.688-15
N/A
Teresa Cristina Athayde Marcondes Fontes—307.447.828-48
N/A
Daniel Sposito Pastore—283.484.258-29
N/A
Alexandre Grossmann Zancani—288.246.148-84
N/A
Andre Luis Teixeira Rodrigues—799.914.406-15
N/A
Carlos Fernando Rossi Constantini—166.945.868-76
N/A
Flavio Augusto Aguiar de Souza—747.438.136-20
N/A
Ricardo Ribeiro Mandacaru Guerra—176.040.328-85
N/A
Sergio Guillinet Fajerman -018.518.957-10
N/A
Jose Geraldo Franco Ortiz Junior—290.270.568-97
N/A
Matias Granata—228.724.568-56
N/A

15.8. Other significant information
Additional information on items 15.1/15.2
a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the
Company.
Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock’s total capital.
Statement of Changes in Blackrock’s Stockholding Position
DATE EVENT OPENING
BALANCE EVENT CLOSING
BALANCE
03/30/2011 Opening balance at 03.30.2011, as provided by Blackrock (‘) 159,335,737 159,335,737
11/01/2011 Stock split/reverse split
according to notice of
09.01.2011 159,335,737 159,335,700 159,335,700
04/19/2013 10% Bonus Share (ASM of
04.19.2013) 159,335,700 15,933,570 175.269,270
06/11/2014 10% Bonus Share (ASM of
04.23.2014) 175,269,270 17,526,927 192,796,197
07/31/2015 10% Bonus Share (ASM of
04.29.2015) 192,796,197 19,279,620 212,075,817
10/21/2016 10% Bonus Share (ASM of
09.14.2016) 212,075,817 21,207,531 233,233,398
11/26/2013 Stock split according to notice of 11.01.2018 (ASM of
07.27.2018) 233,283,398 116,641,699 349,925,097
(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011
b) Regarding the stockholding position of stockholder Dodge & Cox, the Company informs that on May 7, 2021, it received the information, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox acquired 242,768,249 preferred shares issued by the Company.
Considering the corporate event mentioned above, we present below the changes in the Dodge & Cox’s stockholding position, which represents 5.010% preferred shares and 2.476% of Dodge & Cox’s total capital.
Statement of Changes in Dodge & Cox’s Stockholding Position
DATE EVENT OPENING
BALANCE EVENT CLOSING
BALANCE
05/07/2021 Opening balance at 05.04.2021, as provided by Dodge & Cox (“) 242,768249 242,768,249
(**) Ownership interest at base date 05.04.2021 provided by the Stockholder on May 7, 2021

c) Regarding the stockholding position of stockholder GQG Partners LLC, the Company informs that on January 18, 2022, it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, that GQG Partners LLC acquired 253,506,105 preferred shares issued by the Company.
Considering the corporate event mentioned above, we present below the changes in the GQG Partners LLC's stockholding position, which represents 5.231% preferred shares and 2.586% of GQG Partners LLC's total capital.

Statement of Changes in GQG Partners LLC's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
01/18/2022	Opening balance at 01.18.2022, as provided by GQG Partners LLC (***)	253,506,105	-	253,506,105

(***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022

d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common bookentry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program approved by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders' Meeting.

e) As of February 24, 2022, capital stock of Cia. E. Johnston de Participações "EJ", currently distributed among brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, will be shared by Fernando Roberto Moreira Salles, who will hold 50% of EJ's capital, and Pedro Moreira Salles and son, João Moreira Salles, who will hold 44% and 6% of EJ's capital, respectively. Pedro Moreira Salles and João Moreira Salles are also members of Itaú Unibanco's Board of Directors. Brothers Walther Moreira Salles Jr. and João Moreira Salles will therefore no longer be stockholders of EJ, thus transferring their respective interests to the remaining stockholders, Fernando and Pedro, and to the new stockholder, João, through stock trading transactions, the completion of which is subject to the approval from the Central Bank of Brazil.

Equity interest held by EJ in IUPAR's capital stock, the controlling stockholder of Itaú Unibanco Holding, will remain unchanged. The control of IUPAR will continue to be exercised in accordance with the stockholders' agreement in force and consequently the transactions described above will not change Itaú Unibanco Holding's management or governance.

Additional information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of May 7, 2021.

The number of outstanding shares stated in item 15.3 hereof refers to the base date of January 18,2022.